Exhibit 2.2
(Incorporated in the Republic of Singapore under the Companies Act, Chapter 50)
Registered Office: 60 Woodlands Industrial Park D Street 2,Singapore 738406
COMPANY REGISTRATION NO. 198703584K

THE AMOUNT PAID ON THE ORDINARY SHARES IS S$		No. of Shares
PER ORDINARY SHARE
Certificate No.

Account No.
This is to certify that	THE CENTRAL DEPOSITORY (PTE) LTD 4 SHENTON WAY #02-01 SGX CENTRE 2 SINGAPORE 068807
is/are the Registered Shareholder(s) of
Ordinary Shares ~~of S$0.26 each,~~ fully paid, in CHARTERED SEMICONDUCTOR MANUFACTURING LTD subject to the provisions of the Memorandum and Articles of Association of the Company.
Given under the Share Seal of the Company on
Note :	No transfer of/any portion of shares comprised in this Certificate will be registered unless this Certificate is delivered to the Registrar, M & C Services Private Limited, 138 Robinson Road #17-00 The Corporate Office, Singapore 068906